MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                               Twelve Months         Year
                                   Ended            Ended
                              June 30, 1999   December 31, 1998
                                    (In thousands of dollars)


Earnings Available for
  Fixed Charges:

Net Income per Consolidated
  Statements of Income           $ 52,617          $  34,107

Income Taxes                       31,238             17,485
                                   83,855             51,592

Rents (a)                           1,800              1,749

Interest (b)                       34,178             31,587

Total Earnings Available
  for Fixed Charges              $119,833          $  84,928

Preferred Dividend Requirements  $    775          $     777

Ratio of Income Before Income
  Taxes to Net Income                159%               151%

Preferred Dividend Factor on
  Pretax Basis                      1,232              1,173

Fixed Charges (c)                  35,978             33,336

Combined Fixed Charges and
  Preferred Stock Dividends      $ 37,210          $  34,509

Ratio of Earnings to Fixed
  Charges                            3.3x               2.5x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends      3.2x               2.5x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.
     Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements. In May 1999, the
     Company purchased the remaining natural gas subject to the repurchase commitment thereby extinguishing the repurchase commitment.

(c)  Represents rents and interest, both as defined above.